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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549


                            ------------------------


                                   FORM 11-K


               [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE FISCAL YEAR ENDED JUNE 30, 1997

                                       OR

               [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                DEFERRED AND INCENTIVE COMPENSATION PLAN OF THE
                         TEXAS UTILITIES COMPANY SYSTEM


                          Commission File No. 1-12833


                            ------------------------


                            TEXAS UTILITIES COMPANY
                    (FORMERLY KNOWN AS TUC HOLDING COMPANY)

               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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                                       1

                               TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                                                       PAGE
                                                                                                           ----
      The following financial statements are furnished the Plan:

            Statements of Financial Condition at June 30, 1997 and 1996................................      3

            Statements of Income and Changes in Plan Equity for the
               years ended June 30, 1997, 1996 and 1995................................................      4

            Notes to Financial Statements..............................................................     5-7

            Schedules I, II and III have been omitted because the
               required information is shown in the financial statements, notes or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT...........................................................................      8

PLAN ADMINISTRATOR'S SIGNATURE.........................................................................      9

EXHIBIT

      The following exhibit is filed:

            Independent Auditors' Consent..............................................................     10

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                       STATEMENTS OF FINANCIAL CONDITION


                                                                                              June 30,
                                                                                      ---------------------------
                   ASSETS AND PLAN EQUITY                                                1997            1996
                                                                                      -----------     -----------
Investment in Securities of Affiliated Employers --
    Common stock of Texas Utilities Company,
    At fair value as determined by quoted market prices
    (Historical cost: 1997-- $16,270,478; 1996-- $11,435,143) (Note 2):.............  $15,612,400     $14,493,246

Dividends receivable................................................................      238,011         169,512

Cash and cash equivalents...........................................................          411           2,924
                                                                                      -----------     -----------

           Total Assets and Plan Equity.............................................  $15,850,822     $14,665,682
                                                                                      ===========     ===========





                See accompanying Notes to Financial Statements.

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                                                   Year Ended June 30,
                                                                                     ---------------------------------------------
                                                                                         1997             1996            1995
                                                                                     ------------     ------------    ------------
Additions (deductions):
  Net Investment Income:
      Dividends on common stock of Texas Utilities Company.......................    $    934,499     $    751,796    $    932,142
      Interest ..................................................................           5,966            2,830           4,942
                                                                                     ------------     ------------    ------------
              Net investment income .............................................         940,465          754,626         937,084
                                                                                     ------------     ------------    ------------

      Realized gain on investments ..............................................          12,678               31             157
      Unrealized appreciation (depreciation) of investments .....................      (3,716,159)       2,783,336         908,351


Contributions and deposits (Note 3):
      Participating employees' salary deferrals .................................       1,261,392          903,000         833,350
      Employer matching and incentive awards ....................................       3,682,871        2,546,370       2,070,025
                                                                                     ------------     ------------    ------------
              Total contributions and deposits ..................................       4,944,263        3,449,370       2,903,375
                                                                                     ------------     ------------    ------------


                 Total additions ................................................       2,181,247        6,987,363       4,748,967
                                                                                     ------------     ------------    ------------


Withdrawals, lapses and forfeitures:
      Distributions to participants (Note 4) ....................................         678,236        3,340,178         702,963
      Distributions to plan sponsor .............................................           8,500            6,486              --
      Forfeitures ...............................................................         309,371               --              --
                                                                                     ------------     ------------    ------------
              Total withdrawals, lapses and forfeitures .........................         996,107        3,346,664         702,963
                                                                                     ------------     ------------    ------------

                 Net additions ..................................................       1,185,140        3,640,699       4,046,004

Plan Equity, Beginning of Year ..................................................      14,665,682       11,024,983       6,978,979
                                                                                     ------------     ------------    ------------


Plan Equity, End of Year ........................................................    $ 15,850,822     $ 14,665,682    $ 11,024,983
                                                                                     ============     ============    ============





                See accompanying Notes to Financial Statements.

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS


1. Plan Description -- The Deferred and Incentive Compensation Plan of the Texas Utilities Company System (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company (Company) on May 15, 1987, effective July 1, 1987. The Plan was amended effective May 31, 1992 and restated as of January 1, 1995. The Plan allows officers of the Company and its subsidiaries (Companies) with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company for each plan year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Organization and Compensation Committee of the Board of Directors of the Company also provides awards under the Annual Incentive Plan with 50% of any such awards treated as incentive awards under this Plan. Amounts credited to a participant's account are invested in shares of common stock of the Company. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account is paid in cash. To the extent that the amounts maturing under the Plan combined with the eligible employee's other remunerations exceeds $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall be forfeited to the sponsor except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

     The number of participants (current and former employees) at June 30, 1997, 1996 and 1995 were 43, 54, and 55, respectively.

2. Plan Investments -- The cost, market value and unrealized appreciation (depreciation) of investments at June 30, 1997, 1996 and 1995 are as follows:

                                                                                                                    Unrealized
                                                                     Number of     Historical         Market       Appreciation
                                                                      Shares          Cost            Value       (Depreciation)
                                                                    ----------     -----------      -----------     ----------
     June 30, 1997:
            Common Stock of Texas Utilities Company...............  453,355 (1)    $16,270,478      $15,612,400     $ (658,078)

     June 30, 1996:
            Common Stock of Texas Utilities Company...............  339,023 (2)    $11,435,143      $14,493,246     $3,058,103

     June 30, 1995:
            Common Stock of Texas Utilities Company...............  313,513 (3)    $10,502,256      $10,776,992     $  274,736



--------------

(1) Represents 0.20% of the outstanding shares of common stock of Texas Utilities Company (224,649,557 at June 30, 1997).

(2) Represents 0.15% of the outstanding shares of common stock of Texas Utilities Company (224,602,557 at June 30, 1996).

(3) Represents 0.14% of the outstanding shares of common stock of Texas Utilities Company (225,841,037 at June 30, 1995.)

        The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsors.

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS



     Net plan investments value at June 30, 1997, 1996 and 1995 is $34.44, $42.75 and $34.38 per unit, respectively.

3. Plan Contributions -- Contributions by employer-corporations and participating employees' salary deferrals for the years ended June 30, 1997, 1996 and 1995 are as follows:

                                      1997

                                         Participating    Contributions
                                           Employees'      by Employer-      Total
     Employer-Corporations              Salary Deferrals  Corporations   Contributions
     ---------------------              ----------------  ------------- --------------
Texas Utilities Company ................    $  216,187    $  667,063    $  883,250
Texas Utilities Services Inc. ..........
   and Others ..........................       469,325     1,332,488     1,801,813
Texas Utilities Electric Company .......       575,880     1,683,320     2,259,200
                                            ----------    ----------    ----------

     Total .............................    $1,261,392    $3,682,871    $4,944,263
                                            ==========    ==========    ==========



                                      1996

                                         Participating    Contributions
                                           Employees'      by Employer-      Total
     Employer-Corporations              Salary Deferrals  Corporations   Contributions
     ---------------------              ----------------  ------------- --------------
Texas Utilities Company ................    $  183,000    $  579,500    $  762,500
Texas Utilities Services Inc. ..........
   and Others ..........................       365,160     1,015,550     1,380,710
Texas Utilities Electric Company .......       354,840       951,320     1,306,160
                                            ----------    ----------    ----------

     Total .............................    $  903,000    $2,546,370    $3,449,370
                                            ==========    ==========    ==========



                                      1995

                                         Participating    Contributions
                                           Employees'      by Employer-      Total
     Employer-Corporations              Salary Deferrals  Corporations   Contributions
     ---------------------              ----------------  ------------- --------------
Texas Utilities Company ................    $  177,000    $  490,500    $  667,500
Texas Utilities Services Inc. ..........
   and Others ..........................       334,180       823,270     1,157,450
Texas Utilities Electric Company .......       322,170       756,255     1,078,425
                                            ----------    ----------    ----------

     Total .............................    $  833,350    $2,070,025    $2,903,375
                                            ==========    ==========    ==========

     The contribution for incentive awards amounted to $1,790,782, $1,191,870 and $820,000 for the Plan Years ended June 30, 1997, 1996 and 1995, respectively.

4. Plan Distributions -- Maturing in June 1997 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1993 and the incentive awards made for the Plan Year ended June 30, 1995. The distribution of matured deferrals and/or awards of $3,469,831 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1997. Terminations from the Plan resulted in net forfeitures for the Plan of $309,371.

     Maturing in June 1996 were the incentive awards made for the Plan Year ended June 30, 1994. The distribution of matured deferrals and/or awards of $601,240 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1996. Additionally,

                  DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                       THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS


     during the year ended June 30, 1997, $76,996 was distributed to participants terminating during the year for reasons other than death, disability or retirement.

     Maturing in June 1995 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1991 and the incentive awards made for the Plan Year ended June 30, 1993. The distribution of matured deferrals and/or awards of $3,340,178 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1995.

5. Federal Income Taxes -- The Plan is not intended to, and the Company has been advised that: the Plan does not meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under
     Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in participant's income until paid or otherwise made available to the participant.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

6. Plan Administration Fees -- All administrative fees are paid by Texas Utilities Company, the Plan sponsor.

7. Plan Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the amendment's effective date. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.

8. Subsequent Event-- On August 5, 1997, pursuant to the previously reported Amended and Restated Agreement and Plan of Merger dated as of April 13, 1996 among the Company, ENSERCH Corporation, a Texas corporation (ENSERCH) and TUC Holding Company, a Texas corporation (TUCHC): (i) subsidiaries of TUCHC were merged into Texas Utilities Company and ENSERCH (the Merger),
     (ii) the Company and ENSERCH became wholly-owned subsidiaries of TUCHC,
     (iii) TUCHC changed its name to Texas Utilities Company, (iv) the Company changed its name to Texas Energy Industries, Inc. (v) all of the Company's common stock held under the Plan was automatically converted into shares of TUCHC on a one-for-one basis and (vi) TUCHC assumed sponsorship of the Plan. Management has not determined whether the Merger will have any additional effects on the Plan.

INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
 Deferred and Incentive Compensation
 Plan of the Texas Utilities Company  System:

We have audited the statements of financial condition of the Deferred and Incentive Compensation Plan of the Texas Utilities Company System as of June 30, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1997 and 1996, and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
---------------------

Dallas, Texas
September 5, 1997





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



                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  DEFERRED AND INCENTIVE COMPENSATION PLAN
                                    OF THE TEXAS UTILITIES COMPANY SYSTEM



                                  By      /s/   Peter B. Tinkham
                                    ---------------------------------------
                                             Plan Administrator
                                    Organization and Compensation Committee




September 19, 1997

                                 EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION
-----------                   -----------
23.1                INDEPENDENT'S AUDITORS' CONSENT